Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: February 8, 2021

Daniel Barel on Yahoo! Finance – Interview Transcript

February 8, 2021

Julie Hyman: As you know by now, particularly if you have watched our program, the SPAC trend is hot, as is the electric vehicle trend. And the two have been frequently coming together this year. One recent example is REE Automotive which is a maker of platforms for electric vehicles which has agreed to work with 10X Capital Venture Acquisition Corp. This is going to provide $500 million in gross proceeds to REE Automotive and the pro forma equity value of this deal about $3.6 billion dollars. Daniel Barel is joining us now, he is the REE Automotive CEO, thank you so much for joining us, so talk to me about where you fit in the electric vehicle process, what you guys are making, and for whom you will be making it?

Daniel Barel: Sure, we fit in, in different environment than most, where we are the only horizontal player on the market, which basically means that we can address the entire market based on our platform. Think about it as basically powered by REE. I would say most computers would be powered today, or have Intel inside, our technology and our business model, allows us to basically be the cornerstone, in future electric mobility, or automotive, if you like, where we provide platforms. Those platforms are so modular, they're modular either on size or battery or driver which basically makes them future proof regardless where the industry will take them, it allows customers to build any kind of vehicles they want on top of it, they can be at any size, any shape, and any kind of power, driving them, they can be autonomous, or they can be manually driven. And we fit in something unique where we're not competing with anybody, we're actually completing. We're allowing either car manufacturers, legacy one, or new ones, mobility players, logistic companies, delivery companies, e-commerce companies, to create mission-specific vehicles that are tailor-made for exactly their needs in record times and in a fraction of the traditional cost.

Brian Sozzi: Daniel, on June 6th, last year, you tweeted Elon Musk, and asked him to adopt your technology. Have you talked to him about putting your platforms, your skateboard platforms on to his vehicles because I'm looking at these images here and it makes perfect sense to me and I would think maybe tesla is making cars wrong, maybe they could more efficiently make cars using your platform.

Barel: Yeah, if you think about it, we're making cars the same way for the past century, right? Suspension is 100 years old technology. Steering is 120. Braking of friction between two metals is how we use to stop horses and carriages, right. It's ancient and when we shift towards new mobility, it doesn't make any sense to build new mobility vehicles, based upon century-old technology. This is exactly where we come in. Conceptually, if you think about it, electric vehicle today, it is basically an ICE vehicle, internal combustion, petrol. And if you just took the engine out and put in an electric motor in, the rest remains the same. For us at REE, that doesn't make any sense, because it provides so many limitations than advantages, mainly the inability to change the size or the shape of the vehicle, any time, any change in the vehicle dimensions would require a very high investment, hundreds of millions of dollars, if not billions, and about eight years in development mainly due to the fact that there is a ripple effect, because of the way we build vehicles today. And what we can do is provide a cornerstone for everybody else to use that, and concentrate on their differentiation to the market.

Myles Udland: Daniel, looking at not just the vehicles that we're showing on the side here but going through the investor presentation, it seems to me quite focused on these different commercial applications. Do you think that a customer would want to buy one of your vehicles eventually or do you see the market such that there's so much opportunity in the shuttle space that you guys are talking about, last mile delivery, that you're focused more on, I mean I guess technically a customer might be B to C, but really it is a B to B type application platform as you think about it.

Barel: Very good question, so conceptually if you think about it, if you are a true believer in shared mobility, then personal vehicles are decreasing and the number of them will decrease over the years because we're going to share more and more and more vehicles, and I think we all share that vision. However, the commercial market, and the Mobility-as-a-Service market, right, the commercial vehicles, delivery vehicles, and the likes of those, are growing exponentially, not only because of e-commerce of course, and the exponential growth year over year, but this market is a long-lasting growing market, and this is the market we think that is going to be the backbone of society. Now, we're not saying we're not going to come in later, into the personal mobility, or private vehicle market, but we believe that the best place to start is in the commercial and Mobility-as-a-Service.

Hyman: Daniel, thanks for your time. Appreciate it. Daniel Barel is REE Automotive CEO, thanks and hope to talk to you again soon.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by 10X SPAC.

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